Exhibit 1

AGNICO-EAGLE MINES LIMITED News Release

Stock Symbol:	AEM (NYSE and TSX) For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS;
RECORD QUARTERLY AND ANNUAL REVENUE AND GOLD PRODUCTION;

 RECORD GOLD RESERVES AND RESOURCES

Toronto (February 17, 2010) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $47.9 million, or $0.31 per share for the fourth quarter of 2009.  This result includes a non-cash foreign currency translation loss of $7.8 million, or $0.05 per share, stock option expense of $6.3 million, or $0.04 per share, and a gain on sale of investments of $3.7 million, or $0.02 per share.  In the fourth quarter of 2008, the Company reported net income of $21.9 million, or $0.15 per share.

Fourth quarter 2009 cash provided by operating activities was $53.7 million up from cash used by operating activities of $46.4 million in the fourth quarter of 2008, primarily due to 83% higher gold production and significantly higher metal prices.

“Earnings and cash flow increased significantly this quarter on the back of record quarterly gold production as five mines are now contributing to the Company’s gold production base”, said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “In addition, with the start of our new Meadowbank mine this quarter, and our record gold reserve base, we are well positioned to continue to increase our gold production and grow earnings and cash flow per share”, added Mr. Boyd.

Fourth quarter 2009 highlights include:

•                  Strong earnings and cash flows — five operating mines, sixth mine commissioning

•                  Record Gold Production — record quarterly production of 163,276 ounces contributed to record annual gold production of 492,972 ounces

•                  Good Cost Control — minesite costs per tonne targets achieved at the steady state mines, LaRonde and Goldex.  New mines showing steady improvement

•                  Record gold reserves — gold reserves rise 0.3 million ounces net of production, to a record 18.4 million ounces(1)

•                  Record gold resources — gold resources(2) rise to a record level with an increase of 28% over 2008, even after conversion of 0.8 million ounces to reserves in 2009

For the full year 2009, the Company recorded net income of $86.5 million, or $0.55 per share.  In 2008, Agnico-Eagle recorded net income of $73.2 million, or $0.51 per share.  Compared with the prior year, 2009 earnings were positively affected by higher gold production, higher realized prices for gold and silver and partly offset by lower realized prices and production of zinc and copper.

For 2009, the Company recorded cash provided by operating activities of $115.1 million.  This is slightly down from 2008 when cash provided by operating activities totaled $118.1 million.  The decrease was due to large increases in working capital realized as a result of the startup of three new mines during 2009 and the build up of inventory in advance of the opening of Meadowbank in early 2010.  Before considering the changes in working capital, the cash generation in 2009 was nearly double the amount of 2008.

Payable gold production(3) in the fourth quarter of 2009 was a record 163,276 ounces at total cash costs per ounce(4) of $297.  This compares with payable gold production of 89,360 ounces at total cash costs per ounce of $463 in the fourth quarter of 2008.  The decrease in total cash costs per ounce in the fourth quarter of 2009 is mainly due to higher gold production and significantly higher realized prices for zinc and copper.

Payable gold production for the full year 2009 was a record 492,972 ounces at total cash costs per ounce of $347.  These costs continue to place Agnico-Eagle’s gold production in the lowest quartile of cash costs in the industry.  This production compares to the full year 2008 level of 276,762 ounces at total cash costs per ounce of $162.  The 78% higher gold production in 2009 was a result of startups at Lapa, Kittila and Pinos Altos mines, as well as a full year of production from the Goldex

(1) Reserves are exclusive of resources.  See attached table “Detailed Mineral Reserve and Resource Data (as at December 31, 2009)” for detailed breakdown of reserves and resources

(2) We use certain terms in this press release, such as “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

(3) Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(4) Total cash costs per ounce is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this press release.

mine.  The higher costs were largely due to lower realized prices and production of zinc and copper during 2009, as well as elevated costs during the start-up phase of the new mines.  Also, due to an ongoing reduction in the percentage of revenue from byproducts (a result of opening new gold mines with little, or no, byproducts), it is expected that the Company’s total cash cost per ounce will average approximately $390 per ounce over the next five years, as disclosed in the detailed guidance of December 16, 2009.

Conference Call Tomorrow

The Company’s senior management will host a conference call on Thursday, February 18, 2010 at 11:00 AM (E.S.T.) to discuss financial results and provide an update of the Company’s exploration and development activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3416 or Toll-free 800-814-4860.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial the 416-640-1917 or Toll-free access number 877-289-8525, passcode 4203211#.

The conference call will be archived from Thursday, February 18, 2010 at 1:30 PM (E.S.T.) to Thursday, February 25, 2010 11:59 PM (E.S.T.).

The webcast along with presentation slides will be archived for 180 days on the Company’s website.

Cash Position Remains Strong, Despite Large Investments in Gold Growth

Cash and cash equivalents decreased to $163.6 million at December 31, 2009 from the September 30, 2009 balance of $239.0 million.  As expected, all of the Company’s operating cash flow and a portion of its existing cash balances were reinvested in its gold growth projects.  Capital expenditures in the fourth quarter were $174.0 million, including $93.9 million at Meadowbank, $21.2 million at LaRonde, $19.8 million at Pinos Altos, $17.5 million at Kittila, $10.2 million at Lapa, and $10.1 million on Goldex.  For the full year 2009, capital expenditures totaled $657.2 million.

In 2010, capital expenditures are expected to total approximately $478 million.  With its cash balances, anticipated cash flows and $165 million of available bank lines, Agnico-Eagle is fully funded for the development and exploration of its current pipeline of gold projects in Canada, Finland and Mexico.

Gold Reserves Rise to Record Level

At year-end 2009, the Company’s proven and probable gold reserves totaled 18.4 million ounces, an increase of 2% over 2008 levels.  The largest increase came from the Kittila mine where approximately 0.8 million ounces of reserves were added in 2009.

In 2010, it is expected that Agnico-Eagle’s overall reserves figure will continue to grow as the Company continues to convert its resource to reserves and continues the exploration of its properties outside of current resource envelopes.  Agnico-Eagle’s goal is to increase gold reserves from its existing portfolio of mines and projects, to between 20 million and 21 million ounces by year-end 2010.  In 2010, the Company expects to invest approximately $76 million in exploration.

The Company anticipates that the main contributors to the targeted increase in gold reserves, and further increases to gold resources, are likely to be:

•                  Continued conversion of Agnico-Eagle’s current gold resources to reserves

•                  Depth extension of the main Suuri and Roura zones at Kittila

•                  New gold zones to the north of the current Kittila reserves

•                  Extension at depth and along strike at Goose Island and Goose South at Meadowbank

•                  Extensions at depth at Santo Nino, and the Sinter, Cubiro and San Eligio zones at Pinos Altos

A summary of the Company’s year-end 2009 and 2008 gold reserves, net of production, follows:

	Proven & Probable Reserve (000s ounces)
Gold Reserve Summary	2009	2008
LaRonde	4,849	4,974

Goldex	1,630	1,571

Lapa	843	1,061

Kittila	4,025	3,224

Pinos Altos	3,396	3,593

Meadowbank	3,655	3,638
Total	18,398	18,061

Agnico-Eagle’s proven and probable byproduct reserves total approximately 130 million ounces of silver, 502,000 tonnes of zinc and 97,000 tonnes of copper.

See the section titled “Detailed Mineral Reserve and Resource Data” below for the full details of the Company’s reserve and resource position.

Tonnage amounts and contained metal amounts presented in the table and in this press release have been rounded to the nearest thousand.

Gold Resources Rise to Record Level

Exploration drilling during 2009 resulted in 0.8 million ounces of gold being converted from the resource category into the reserve category.  In spite of this conversion, the resources continued to grow at several of the mines and projects.

Gold resources rose approximately 28% in 2009 versus 2008.  The largest contributor was Meadowbank where the resource grew by approximately 100%, largely from the southern end of the deposit.  Approximately 89% growth in resources was realized at Pinos Altos and resources at LaRonde grew by 35% as well.

The metals prices and exchange rates used in the reserve and resource calculation are the trailing three year averages for such prices or rates in each case, as mandated by the U.S. Securities and Exchange Commission.  The assumptions used in calculating the 2009 reserves and resources were $848 per ounce gold, $14.35 per ounce silver, $1.03 per pound zinc, $2.91 per pound copper, $0.97 per pound lead, a C$/US$ exchange rate of 1.09, a US$/Euro exchange rate of 1.41, and a Mexican Peso/US$ exchange rate of 11.85.  For every 10% change in the gold price (leaving all other assumptions unchanged), there would be an estimated 4% change in proven and probable reserves.

The byproduct reserves and resources for silver, zinc, copper and lead contained in the LaRonde ore body, and the silver reserves contained at Pinos Altos, are presented in the “Detailed Mineral Reserve and Resource Data” section set out below, and are not included in Agnico-Eagle’s gold reserve and resource totals.

LaRonde Mine — Steady State Mine Continues With Strong Production and Cost Control Performance

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Overall, proven and probable gold reserves at LaRonde total approximately 4.8 million ounces from 34.4 million tonnes grading 4.4 grams per tonne (“g/t”).  Overall, the reserve and resource base at LaRonde increased by approximately 5% over the past year.

The LaRonde mill processed an average of 6,983 tonnes of ore per day in the fourth quarter of 2009, compared with an average of 7,025 tonnes per day in the corresponding period of 2008.  Milling performance for the full year 2009 was 6,975 tonnes per day versus 7,210 tonnes per day in 2008, a lower rate due to planned maintenance shutdowns in October and December of 2009.  LaRonde has been operating at a steady state of approximately 7,000 tonnes per day for more than six years, since its final expansion in 2003.

Minesite costs per tonne(5) were approximately C$69 in the fourth quarter, better than expected.  These costs are higher than the C$64 per tonne experienced in the fourth quarter of 2008.  Minesite costs per tonne for the full year 2009 were approximately C$72, roughly 7% higher than in 2008 due to cost pressures in the industry for inputs such as labour and chemical reagents, but in line with expectations.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were minus $84 in the fourth quarter on production of 46,397 ounces of gold.  This compares with the fourth quarter of 2008 when total cash costs per ounce were $545 on production of 54,270 ounces of gold.  The decrease in total cash costs is largely due to significantly higher byproduct metal prices.

For the full year 2009, LaRonde’s total cash costs per ounce were $103 on gold production of 203,494 ounces, placing it among the lowest cash cost gold mines in the industry.  This compares to total cash costs per ounce of $106 on gold production of 216,208 in 2008, as lower gold production was more than offset by stronger byproduct metals prices.

Gold production in 2010 at LaRonde is expected to be approximately 180,000 ounces as the gold grade of the mine does not increase until late 2011 when the deeper, gold rich, ore is accessed via the new internal shaft of the LaRonde Extension.

(5) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

Post-2011, LaRonde is expected to produce an average of 337,000 ounces of gold per year, reflecting the higher gold grades at depth.

Life of mine average gold production is expected to be approximately 314,000 ounces per year through 2023.  First production from the new internal shaft of the LaRonde Extension remains on schedule for late 2011.  The deposit remains open at depth.

Goldex Mine — Steady State Mine Achieves Record Quarterly Gold Production

The 100% owned Goldex mine in northwestern Quebec began operation in 2008.  Proven and probable gold reserves total 1.6 million ounces from 24.7 million tonnes grading 2.1 g/t.  Overall, the reserve and resource base at Goldex decreased by approximately 3%, including what was mined during 2009.

The Goldex mill processed an average of 7,655 tonnes per day in the fourth quarter of 2009, significantly exceeding the design capacity for the plant of approximately 6,900 tonnes per day.  During the fourth quarter of 2008, the plant processed 6,140 tonnes per day.  Milling performance for the full year 2009 was 7,164 tonnes per day.  As the mine began production mid-year 2008, no comparable period exists.

Minesite costs per tonne at Goldex were approximately C$23 in the fourth quarter, essentially unchanged from the fourth quarter 2008 figure of C$24.  For the full year 2009, mining costs per tonne were approximately C$23.  Agnico-Eagle believes this is one of the lowest cost hard rock underground mines in the world.

Payable gold production in the fourth quarter of 2009 was a record 46,075 ounces at total cash costs per ounce of $338. This compares to fourth quarter 2008 gold production of 31,972 ounces at total cash costs per ounce of $323.  The increase in production is due to increased grade and throughput in the mill.  In the fourth quarter of 2009, the Canadian dollar was much stronger versus the US dollar than in the fourth quarter of 2008, negatively impacting the total cash costs.

For the full year 2009, Goldex’s payable gold production was 148,849 at total cash costs per ounce of $366. This compares to full year 2008 production of 57,436 ounces at total cash costs per ounce of $419, reflecting the partial year and the start-up phase of the mine.  Gold production for 2010 is expected to be 164,000 ounces.

Life of mine average annual gold production is expected to be approximately 160,000 ounces per year through 2017.

In 2009, the Board of Directors approved the expansion of the mine from 6,900 tonnes per day to at least 8,000 tonnes per day.  This project required additions primarily to the crushing circuit and minor additions to the mining fleet.  Installation of the permanent surface crusher is complete and the increased mining rate is expected to be realized in early 2011 as the underground mining advances enough to support the higher rate.

Kittila Mine — Fourth Quarter Throughput and Recoveries Highest To Date

The 100% owned Kittila mine in northern Finland poured its first gold in January 2009 and commercial production was achieved in May 2009.  Proven and probable gold reserves total approximately 4.0 million ounces from 26.0 million tonnes grading 4.8 g/t.  This is up approximately 25%, or 0.8 million ounces, from the 2008 level largely as a result of successful conversion drilling below the Suuri and Roura orebodies.   Overall, the combined reserves and resources were essentially unchanged year over year as the focus during 2009 was on resource to reserve conversion of the Suuri and Roura resource at depth.  During 2010, the focus of the exploration drilling will be to further convert resource to reserve and to increase the resource beneath the Suuri and Roura zones and to the north.

Life of mine average gold production is expected to be approximately 150,000 ounces per year through 2023.

The Kittila mill processed an average of 2,728 tonnes per day in the fourth quarter of 2009, approximately 90% of its 3,000 tonne per day design rate.  In December, the mill attained in excess of 3,500 tonnes per day.  Overall gold recoveries in the fourth quarter of 2009 were a quarterly record of 76.2%, heading towards the design rate of 83%, which is expected to be achieved in 2010.

Minesite costs per tonne at Kittila were approximately €46 in the fourth quarter.  The cost performance in the fourth quarter was significantly better than earlier in 2009, and well below the full year minesite costs per tonne of €54.  This improvement is largely attributable to higher throughput rates in the mill and improved productivity in the open pit.

Fourth quarter gold production at Kittila was a record 35,270 ounces at total cash costs per ounce of $464, close to the long term expectation in terms of cost.  For the full year 2009, payable gold production from Kittila was 71,838 ounces at total cash costs of $668 per ounce.  Gold production in 2010 is expected to be 147,100 ounces.

A study is underway examining the possibility of increasing the production rate at Kittila.  Results of the study are expected to be released in 2011.

Lapa — Final Optimization Underway

The 100% owned Lapa mine in northwestern Quebec began production in April 2009 and achieved commercial production in May 2009.  Proven and probable gold reserves total approximately 0.8 million ounces from 3.2 million tonnes grading 8.2 g/t.  The reserve ounces are down approximately 20% from the 2008 figure largely due to the impact of higher than expected operating costs (largely increased ground support and higher grinding costs) and ore dilution.  Overall, the reserve and resource base decreased by approximately 15% as the higher operating cost assumption resulted in a higher cut-off grade.  During 2010, an exploration drift will facilitate drilling along the trend to the east and at depth.  These areas have not previously been explored.

The Lapa circuit, at the LaRonde mill, processed an average of 1,188 tonnes per day in the fourth quarter of 2009.  This rate was slightly lower than expected, as a five day maintenance shutdown at the LaRonde site in December affected throughput.  However, the mine is operating as expected currently.  With commercial production achieved at May 1, 2009, there is no comparable period in 2008.

Minesite costs per tonne were C$148 in the fourth quarter of 2009, slightly higher than expected as the mill shutdown, dilution and ground support costs negatively impacted costs versus the original 2009 forecast.  Since May 1, 2009, minesite costs per tonne were C$140, as expected.  Costs in 2010 are expected to decline as operating efficiencies are realized as the Company gains experience with the orebody.

Payable production in the fourth quarter of 2009 was 22,590 ounces of gold at total cash cost per ounce of $608.  For the partial year, payable production was 52,602 ounces of gold at total cash costs of $751 per ounce.  These costs are expected to decline in 2010 as operating efficiencies are achieved.

Payable production in 2010 is expected to be approximately 115,000 ounces of gold, the same rate as expected annually over the life of mine through 2015.

Pinos Altos — Commercial Production Achieved November 1, 2009.  Additional Filter Capacity On Order

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.  For 2009, proven and probable reserves, including the stand-alone Creston Mascota deposit, total 3.4 million ounces of gold and 94 million ounces of silver from 42.0 million tonnes grading 2.5 g/t of gold and 69 g/t silver.  While the gold reserves are down 5% year over year, the overall reserve and resource base at Pinos Altos increased by approximately 8% largely due to exploration success at the Sinter and Cubiro zones.  This exploration success more than offset the impact of higher operating cost assumptions going forward.

The Pinos Altos mill processed an average of 1,863 tonnes per day in the fourth quarter of 2009.  This rate was lower than the design rate of 4,000 tonnes per day due to the ongoing issues with the tailings filters (more clay material in the ore than expected).  However, the mill has recently achieved improved throughput in excess of 3,000 tonnes per day and further improvements are anticipated.  Additional tailings filtration capacity has been ordered for installation during the third quarter of 2010.  It is anticipated that the mill capacity could increase to 5,000 tonnes per day as a result of this $15 million installation.

Productivity in the open pit and underground mining operations during 2009 was in accordance with expectations.  Minesite costs per tonne were $28 in the fourth quarter of 2009.  With commercial production achieved at November 1, 2009, there is no comparable period in 2008.

Payable production in the fourth quarter of 2009 was 12,944 ounces of gold (9,565 ounces commercial) and 100,000 ounces of silver at total cash cost per ounce of gold of $596.  These costs are expected to decline in 2010 as throughput improves.

Payable production in 2010 is expected to be 150,000 ounces of gold and 1.6 million ounces of silver.

Life of mine average gold production is expected to be approximately 170,000 ounces per year through 2028, including production from Creston Mascota.  Over this period, annual silver production is expected to average 2.5 million ounces.

Site clearing, basic engineering, and early construction activities have commenced at the nearby Creston Mascota project which is expected to achieve commercial production in the first quarter of 2011.

In 2010, studies are anticipated regarding the development of several satellite deposits on the Pinos Altos concession package including the Sinter, Cubiro and San Eligio zones.

Meadowbank — First Gold Pour Expected Near Month End

The 100% owned Meadowbank mine project in Nunavut, northern Canada, is expected to begin production in the first quarter of 2010.  Proven and probable gold reserves total 3.7 million ounces from 32.2 million tonnes grading 3.5 g/t, essentially unchanged from 2008 levels, in spite of higher projections for operating costs.  Overall, the total resource at Meadowbank has increased by more than 100% when compared with the 2008 level.  The large majority of this growth came from the southern end of the Portage deposit near the Goose Island and Goose South zones.  During the 2010 drilling season, conversion and expansion of this large resource to reserves will remain a priority.

Life of mine average annual gold production is expected to be approximately 350,000 ounces through 2019.

While open pit mining continues and the ore stockpile grows (currently approximately 600,000 tonnes grading 3.8 gpt), the final mill commissioning is underway with waste now being fed through the grinding mills.  An equivalent rate of 6,000 tonnes per day has been achieved as compared to the design rate of 8,500 tonnes per day.  It is expected that the first (low grade) ore will be introduced into the full mill circuit in the next week or so.   The first gold pour is expected near month end.  Commercial production is anticipated for April 2010.

A study is underway to examine the possibility of increasing the production rate at Meadowbank from 8,500 tpd to 10,000 tpd.  The study will be completed in the first quarter with review in the second quarter.  It is expected that the increased rate could be achieved by mid-2012.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 28 consecutive years.

AGNICO-EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted, US GAAP basis, Unaudited)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
Gross profit (exclusive of amortization shown below)
LaRonde	$59,425	$12,125	$188,000	$164,157
Goldex	33,891	14,464	88,151	17,919
Lapa	8,019	—	9,937	—
Kittila	14,964	—	18,993	—
Pinos Altos	2,363	—	2,363	—
Operating margin	118,662	26,589	307,444	182,076
Amortization	21,661	12,538	72,461	36,133
Corporate	30,275	3,255	126,945	49,952
Income before tax	66,726	10,796	108,038	95,991
Tax provision	18,790	(11,078)	21,500	22,824
Net earnings	$47,936	$21,874	$86,538	$73,167
Net earning per share	$0.31	$0.15	$0.55	$0.51
Operating cash flow	$53,701	$(46,442)	$115,106	$118,081
Realized price per sales volume (US$):
Gold (per ounce)	$1,153	$789	$1,024	$879
Silver (per ounce)	$19.17	$9.22	$15.54	$14.92
Zinc (per tonne)	$2,506	$663	$1,808	$1,745
Copper (per tonne)	$7,469	$(374)	$6,140	$6,220
Payable production:
Gold (ounces)
LaRonde	46,397	54,270	203,494	216,208
Goldex	46,075	31,972	148,849	57,436
Lapa (Note 1)	22,590	—	52,602	—
Kittila (Note 2)	35,270	3,118	71,838	3,118
Pinos Altos (Note 3)	12,944	—	16,189	—
Total gold (ounces)	163,276	89,360	492,972	276,762
Silver (000s ounces)
LaRonde	860	930	3,919	4,079
Pinos Altos (Note 3)	100	—	116	—
Total silver (000s ounces)	960	930	4,035	4,079
Zinc (tonnes)	15,450	14,383	56,186	65,755
Copper (tonnes)	1,523	1,737	6,671	6,922
Payable metal sold:
Gold (ounces — LaRonde)	44,453	57,391	206,536	214,153
Gold (ounces — Goldex)	47,208	30,588	144,182	44,448
Gold (ounces — Lapa) (Note 1)	23,885	—	41,721	—
Gold (ounces — Kittila) (Note 2)	30,659	—	59,385	—
Gold (ounces — Pinos Altos) (Note 3)	12,529	—	12,529	—
Silver (000s ounces — LaRonde)	801	965	3,833	4,023
Silver (000s ounces — Pinos Altos) (Note 3)	38	—	38	—
Zinc (tonnes)	13,951	12,142	58,391	62,653
Copper (tonnes)	1,532	1,943	6,689	6,913
Total cash costs per ounce (Note 4):
Gold
LaRonde	$(84)	$545	$103	$106
Goldex	$338	$323	$366	$419
Lapa (Note 1)	$608	—	$751	—
Kittila (Note 2)	$464	—	$668	—
Pinos Altos (Note 3)	$596	—	$596	—
Weighted average total cash costs per ounce	$297	$463	$347	$162

Note 1

Lapa achieved commercial production as of May 1, 2009.  Payable production includes commercial production ounces of 52,602 since May 1, 2009; non-commercial production ounces were nil.

Note 2

Kittila achieved commercial production as of May 1, 2009.  Payable production includes commercial production ounces of 65,571 since May 1, 2009.  Non-commercial production was 6,267 ounces.

Note 3

Pinos Altos achieved commercial production as of November 1, 2009.  Payable production includes commercial production ounces of 9,495 since November 1, 2009.  Non-commercial production was 6,624 ounces.

Note 4

Total cash costs per ounce is calculated net of copper, zinc and other byproduct credits. The weighted average total cash cost per ounce is based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see Note 1 to the financial statements.  See also “Note Regarding Certain Measures of Performance”.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at December 31, 2009	As at December 31, 2008
ASSETS
Current
Cash and cash equivalents	$163,593	$99,381
Trade receivables	93,570	45,640
Inventories:
Ore stockpiles	41,286	24,869
Concentrates	31,579	5,013
Supplies	100,885	40,014
Other current assets	173,127	136,377
Total current assets	604,040	351,294

Other assets	33,641	8,383
Future income and mining tax assets	27,878	21,647
Property, plant and mine development	3,581,798	2,997,500
	$4,247,357	$3,378,824
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$155,432	$139,795
Dividends payable	28,198	28,304
Interest payable	1,666	146
Income taxes payable	4,501	4,814

Total current liabilities	189,797	173,059

Bank debt	715,000	200,000

Fair value of derivative financial instruments	663	12,823

Reclamation provision and other liabilities	96,255	71,770

Future income and mining tax liabilities	493,881	403,416

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 156,655,056 (December 31, 2008 — 154,808,918)	2,378,759	2,299,747
Stock options	65,771	41,052
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	216,158	157,541
Accumulated other comprehensive income (loss)	51,049	(20,608)

Total shareholders’ equity	2,751,761	2,517,756
	$4,247,357	$3,378,824

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008

REVENUES
Revenues from mining operations	$225,597	$73,235	$613,762	$368,938
Interest and sundry income	2,713	2,395	16,172	11,721
Write-down on sale of available-for-sale-securities	—	(39,224)	—	(74,812)
Gain on sale of available-for-sale securities	3,667	—	10,142	25,626
	231,977	36,406	640,076	331,473
COSTS AND EXPENSES
Production	106,935	46,645	306,318	186,862
Exploration and corporate development	7,561	8,541	36,279	34,704
Amortization	21,661	12,538	72,461	36,133
General and administrative	17,864	6,731	63,687	47,187
Provincial capital tax	849	2,018	5,014	5,332
Interest	2,596	596	8,448	2,952
Foreign currency loss (gain)	7,785	(51,459)	39,831	(77,688)
Income before income, mining and federal capital taxes	66,726	10,796	108,038	95,991
Income and mining tax expense (recovery)	18,790	(11,078)	21,500	22,824

Net income for the period	$47,936	$21,874	$86,538	$73,167

Net income per share — basic	$0.31	$0.15	$0.55	$0.51
Net income per share — diluted	$0.30	$0.15	$0.55	$0.50

Weighted average number of shares outstanding (in thousands)
Basic	156,570	148,041	155,942	144,741
Diluted	159,939	149,189	158,621	145,889

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
Operating activities
Net income for the period	$47,936	$21,874	$86,538	$73,167
Add (deduct) items not affecting cash:
Amortization	21,661	12,538	72,461	36,133
Future income and mining taxes	18,422	(16,661)	20,309	16,681
Gain on sale of available-for-sale securities	(3,667)	39,224	(10,142)	49,186
Amortization of deferred costs and other	14,699	(51,343)	63,370	(60,079)
Changes in non-cash working capital balances
Trade receivables	(21,923)	15,171	(47,930)	33,779
Income taxes payable	(1,273)	4,814	(313)	4,814
Inventories	1,227	(2,656)	(90,772)	(45,904)
Other current assets	(14,469)	(31,834)	4,834	(24,334)
Interest payable	197	(312)	1,520	146
Accounts payable and accrued liabilities	(9,109)	(37,257)	15,231	34,492
Cash provided by (used in) operating activities	53,701	(46,442)	115,106	118,081

Investing activities
Additions to property, plant and mine development	(173,994)	(230,547)	(657,175)	(908,853)
Acquisition, investments and other	7,181	1,411	41,878	(58,922)
Cash used in investing activities	(166,813)	(229,136)	(615,297)	(967,775)

Financing activities
Dividends paid	—	—	(27,132)	(23,779)
Repayment of capital lease and other	(5,064)	(755)	(13,177)	(16,178)
Bank debt	30,000	(100,000)	515,000	200,000
Sales-leaseback financing	7,861	—	21,389	—
Credit facility financing cost	(9)	—	(4,784)	—
Proceeds from common shares issued	4,746	337,912	68,522	376,265
Warrants issued, net	—	24,858	—	24,858
Cash provided by financing activities	37,534	262,015	559,818	561,166

Effect of exchange rate changes on cash and cash equivalents	139	735	4,585	(8,110)

Net increase (decrease) in cash and cash equivalents during the period	(75,439)	(12,828)	64,212	(296,638)
Cash and cash equivalents, beginning of period	239,032	112,209	99,381	396,019

Cash and cash equivalents, end of period	$163,593	$99,381	$163,593	$99,381

Other operating cash flow information:
Interest paid during the period	$8,810	$2,976	$18,535	$6,345
Income, mining and capital taxes paid during the period	$1,049	—	$8,792	$3,854

Note 1  The following tables provide a reconciliation, on an individual mine basis, of the total cash costs per ounce of gold produced and minesite costs per tonne to production costs as set out the interim consolidated financial statements:

Total Cash Costs per Ounce of Gold By Mine

(thousands of dollars, except where noted)	Three months ended December 31, 2009	Three months ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2008
Total Production costs per Consolidated Statements of Income	$106,935	$46,645	$306,318	$186,862

Attributable to LaRonde	41,117	34,411	164,221	166,496
Attributable to Goldex	16,462	12,234	54,342	20,366
Attributable to Lapa	18,250	—	33,472	—
Attributable to Kittila	19,287	—	42,464	—
Attributable to Pinos Altos	11,819	—	11,819	—
Total	$106,935	$46,645	$306,318	$186,862

LaRonde
Production costs	$41,117	$34,411	$164,221	$166,496
Adjustments:
Byproduct revenues	(41,878)	(3,845)	(138,262)	(141,517)
Inventory adjustment(i)	(2,837)	(714)	(3,809)	(774)
Non-cash reclamation provision	(320)	(288)	(1,198)	(1,194)
Cash operating costs	$(3,918)	$29,564	$20,952	$23,011
Gold production (ounces)	46,397	54,270	203,494	216,208
Total cash costs (per ounce)(ii)	$(84)	$545	$103	$106

Goldex
Production costs	$16,462	$12,234	$54,342	$20,366
Adjustments:
Inventory adjustment(i)	(831)	(1,882)	383	(448)
Non-cash reclamation provision	(47)	(39)	(196)	(72)
Cash operating costs	$15,584	$10,313	$54,529	$19,846
Gold production (ounces)	46,075	31,972	148,849	47,347
Total cash costs (per ounce)(ii)	$338	$323	$366	$419

Lapa
Production costs	$18,250	$—	$33,472	$—
Adjustments:
Inventory adjustment(i)	(4,514)	—	6,072	—
Non-cash reclamation provision	(12)	—	(25)	—
Cash operating costs	$13,724	$—	$39,519	$—
Gold production (ounces)	22,590	—	52,602	—
Total cash costs (per ounce)(ii)	$608	$—	$751	$—

Kittila
Production costs	$19,287	$—	$42,464	$—
Adjustments:
Inventory adjustment(i)	(2,813)	—	1,565	—
Non-cash reclamation provision	(93)	—	(254)	—
Cash operating costs	$16,381	$—	$43,775	$—
Gold production (ounces)	35,270	—	65,547	—
Total cash costs (per ounce)(ii)	$464	$—	$668	$—

Pinos Altos
Production costs	$11,819	$—	$11,819	$—
Adjustments:
Byproduct revenues	(625)	—	(625)	—
Inventory adjustment(i)	(5,356)	—	(5,356)	—
Non-cash reclamation provision	(100)	—	(100)	—
Cash operating costs	$5,738	$—	$5,738	$—
Gold production (ounces)	9,634	—	9,634	—
Total cash costs (per ounce)(ii)	$596	$—	$596	$—

Minesite Cost per Tonne

(thousands of dollars, except where noted)	Three months ended December 31, 2009	Three months ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2008
LaRonde
Production costs	$41,117	$34,411	$164,221	$166,496
Adjustments: Inventory adjustments (iii)	1,370	(1,416)	234	45
Non-cash reclamation provision	(320)	(288)	(1,198)	(1,194)
Minesite operating costs (US$)	$42,167	$32,707	$163,257	$165,347
Minesite operating costs (C$)	$44,455	$41,519	$184,233	$176,893
Tonnes of ore milled (000s)	642	646	2,546	2,639
Minesite cost per tonne (C$) (iv)	$69	$64	$72	$67
Goldex
Production costs	$16,462	$12,234	$54,342	$20,366
Adjustments: Inventory adjustments (iii)	(831)	(1,882)	383	(448)
Non-cash reclamation provision	(47)	(39)	(196)	(72)
Minesite operating costs (US$)	$15,584	$10,313	$54,529	$19,846
Minesite operating costs (C$)	$16,304	$13,463	$60,986	$23,224
Tonnes of ore milled (000s)	704	565	2,615	851
Minesite cost per tonne (C$) (iv)	$23	$24	$23	$27
Lapa
Production costs	$18,250	$—	$33,472	$—
Adjustments: Inventory adjustments (iii)	(4,514)	—	6,072	—
Non-cash reclamation provision	(12)	—	(26)	—
Minesite operating costs (US$)	$13,724	$—	$39,518	$—
Minesite operating costs (C$)	$16,262	$—	$42,055	$—
Tonnes of ore milled (000s)	110	—	299	—
Minesite cost per tonne (C$) (iv)	$148	$—	$140	$—
Kittila
Production costs	$19,287	$—	$42,464	$—
Adjustments: Inventory adjustments (iii)	(2,813)	—	1,565	—
Non-cash reclamation provision	(93)	—	(254)	—
Minesite operating costs (US$)	$16,381	$—	$43,775	$—
Minesite operating costs (EUR)	€11,467	€—	€30,568	€—
Tonnes of ore milled (000s)	251	—	563	—
Minesite cost per tonne (EUR) (iv)	€46	€—	€54	€—

Pinos Altos
Production costs	$11,819	$—	$11,819	$—
Adjustments: Inventory adjustments (iii)	(5,356)	—	(5,356)	—
Non-cash reclamation provision	(100)	—	(100)	—
Minesite operating costs (US$)	$6,363	$—	$6,363	$—
Tonnes of ore milled (000s)	227	—	227	—
Minesite cost per tonne (C$) (iv)	$28	$—	$28	$—

(i)                                     Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)                                  Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)                               This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)                              Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Detailed Mineral Reserve and Resource Data (as at December 31, 2009)

Category and Operation	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (000s oz.)	Tonnes (000s)
Proven Mineral Reserve
Goldex (underground)	2.02					339	5,217
Kittila (open pit)	3.71					30	255
Kittila (underground)	3.81					0	1
Kittila total proven	3.71					31	257
Lapa (underground)	8.33					240	897
LaRonde (underground)	2.34	61.95	0.26	3.31	0.39	358	4,755
Meadowbank (open pit)	4.57					88	600
Pinos Altos (open pit)	1.51	26.35				43	880
Subtotal Proven Mineral Reserve	2.71					1,098	12,605

Probable Mineral Reserve
Goldex (underground)	2.06					1,291	19,524
Kittila (open pit)	5.05					496	3,053
Kittila (underground)	4.80					3,499	22,651
Kittila total probable	4.83					3,994	25,704
Lapa (underground)	8.09					603	2,319
LaRonde (underground)	4.72	27.89	0.29	1.16	0.09	4,492	29,625
Meadowbank (open pit)	3.51					3,567	31,600
Pinos Altos (open pit)	2.05	49.30				1,195	18,101
Pinos Altos (underground)	2.92	86.87				2,158	22,979
Pinos Altos total probable	2.54	70.31				3,353	41,080
Subtotal Probable Mineral Reserve	3.59					17,300	149,852
Total Proven and Probable Mineral Reserves	3.52					18,398	162,458

Category and Operation	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Tonnes (000s)
Indicated Mineral Resource
Bousquet (underground)	5.63					1,704
Ellison (underground)	5.68					415
Goldex (underground)	1.79					220
Kittila (underground)	2.19					20,550
Lapa (underground)	4.63					1,672
LaRonde (underground)	1.85	24.94	0.13	1.52	0.15	6,482
Meadowbank (open pit)	2.34					40,981
Meadowbank (underground)	5.23					1,388
Meadowbank total indicated	2.43					42,369
Pinos Altos (open pit)	0.67	8.30				6,990
Pinos Altos (underground)	1.11	41.78				8,679
Pinos Altos total indicated	0.91	26.84				15,668
Swanson (open pit)	1.93					504
Total Indicated Resource	2.18					89,584

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet (underground)	7.45					1,667
Ellison (underground)	5.81					786
Goldex (underground)	2.37					10,540
Kittila (underground)	3.42					5,350
Kylmäkangas, Finland (underground)	4.07					1,924
Lapa (underground)	7.90					393
LaRonde (underground)	3.93	11.34	0.27	0.43	0.04	10,942
Meadowbank (open pit)	2.54					9,166
Meadowbank (underground)	6.12					16
Meadowbank total inferred	2.54					9,182
Pinos Altos (open pit)	1.02	15.33				11,655
Pinos Altos (underground)	2.42	43.41				4,018
Pinos Altos total inferred	1.38	22.53				15,673
Total Inferred Resource	2.82					56,457

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand. Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this press release has been prepared as at February 17, 2010. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, metal production, life of mine horizons, commencement of production estimates, the estimated timing of scoping studies, internal rates of return, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s mines and development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those current anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources

This press release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimates reported by the Company on February 17, 2009 were based on three-year average prices for the period ending December 31, 2009 of $848 per ounce gold, $14.35 per ounce silver, $1.03 per pound zinc, $2.91 per pound copper, $0.97 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.09, 1.41 and 11.85, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Qualified Person responsible for Exploration and relationship to Agnico-Eagle	Date of most recent SEDAR Technical Report (NI 43-101) disclosure
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005
Kittila and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Geology	Daniel Doucet, Ing., Corporate Director of Geology	December 11, 2008
Pinos Altos, Chihuahua, Mexico. Swanson, Quebec, Canada	Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	Mine site: Dyane Duquette, P.Geo.; Regional: Roger Doucet, P.Geo., Exploration manager for Mexico	March 25, 2009
Meadowbank, Nunavut, Canada	Open Pit: Bruno Perron Ing., Meadowbank Superintentdant of geology Underground: Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	Mine site: Bruno Perron Ing., Meadowbank Division Superintendent of geology; Regional: Guy Gosselin Ing., Exploration manager for Canada	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	June 8, 2006

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2009. No independent verification of the data has been published. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s press release dated December 16, 2009.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.

Note Regarding Certain Measures Of Performance

This press release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements of the Company for the period ended December 31, 2009 contained herein.